SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 29 October 2015

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

29 October 2015
BT GROUP PLC

RESULTS FOR THE SECOND QUARTER AND HALF YEAR TO 30 SEPTEMBER 2015

BT Group plc (BT.L) today announced its results for the second quarter and half year to 30 September 2015.

		Second quarter to 30 September 2015		Half year to 30 September 2015
		£m	Change	£m	Change
Revenue1		4,381	0%	8,659	(1)%
Change in underlying revenue2 excluding transit			2.0%		1.0%
EBITDA1		1,442	(1)%	2,891	0%
Profit before tax	- adjusted1	706	2%	1,400	5%
	- reported	642	14%	1,274	15%
Earnings per share	- adjusted1	6.9p	0%	13.6p	2%
	- reported	6.3p	13%	12.4p	11%
Interim dividend				4.4p	13%
Normalised free cash flow3		569	£36m	675	£20m
Net debt				5,919	£(1,144)m

Gavin Patterson, Chief Executive, commenting on the results, said:

"We've delivered a good financial performance with revenue4 up 2% this quarter.

"Fibre broadband is a success story and we continue to invest heavily to help the UK remain a broadband leader among major European nations.  Our open access fibre network now passes 24 million premises and we are not stopping there.  We want to get fibre broadband to as many people as possible and we are also pushing ahead with our plans to get ultrafast broadband to ten million premises by the end of 2020.  Market-wide demand for fibre remains strong with fibre net additions up 21% as we hit the five million milestone for homes and businesses connected.

"We've seen good demand for BT Sport Europe and this has helped us add a record number of BT TV customers in the quarter.  Its contribution has been better than we expected, helping drive a 7% increase in BT Consumer revenue.  Mobile is another growth area and I am pleased our consumer customer base now stands at more than 200,000.  And I am also pleased that yesterday, the Competition and Markets Authority provisionally approved our planned acquisition of EE, unconditionally without remedies.

"We are making step changes to improve customer service, as part of our group-wide programme.  Openreach's recently launched 'View my Engineer' service is going down well.  The 3,000 engineers we hired in the last 18 months are helping us fix faults faster and provide new services sooner.  We have also created more than 1,000 new contact centre jobs in the UK, with hundreds more to come, to meet our 2016 commitment for more than 80% of consumer customer calls to be answered in the UK.  And we have plans to go even further in years to come.

"Our strategy is delivering and our results show we're on track to achieve our outlook for the year."

Key points for the second quarter:

• Growth in underlying revenue excluding transit, up 2.0%
• EBITDA1 down 1% reflecting our investment in BT Sport Europe
• 106,000 BT TV net additions, our best ever performance
• Strong order book across the group
• Interim dividend of 4.4p, up 13%

1 Before specific items.  Specific items are defined on page 3
2 Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals
3 Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments
4 Change in underlying revenue excluding transit

GROUP RESULTS FOR THE SECOND QUARTER AND HALF YEAR TO 30 SEPTEMBER 2015

	Second quarter to 30 September			Half year to 30 September
	2015	2014	Change	2015	2014	Change
	£m	£m	%	£m	£m	%
Revenue
- adjusted1	4,381	4,383	0	8,659	8,737	(1)
- reported	4,459	4,441	0	8,819	8,795	0
- change in underlying revenue2 excluding transit			2.0			1.0
EBITDA
- adjusted1	1,442	1,450	(1)	2,891	2,885	0
- reported	1,436	1,396	3	2,878	2,787	3
Operating profit
- adjusted1	819	832	(2)	1,640	1,615	2
- reported	813	778	4	1,627	1,517	7
Profit before tax
- adjusted1	706	690	2	1,400	1,328	5
- reported	642	563	14	1,274	1,109	15
Earnings per share
- adjusted1	6.9p	6.9p	0	13.6	13.4p	2
- reported	6.3p	5.6p	13	12.4	11.2p	11
Interim dividend				4.4p	3.9p	13
Capital expenditure	629	533	18	1,287	1,049	23
Normalised free cash flow3	569	533	7	675	655	3
Net debt				5,919	7,063	£(1,144)m

Line of business results1

	Revenue			EBITDA			Free cash flow3
Second quarter to	2015	2014	Change	2015	2014	Change	2015	2014	Change
30 September	£m	£m	%	£m	£m	%	£m	£m	%
BT Global Services	1,559	1,649	(5)	216	226	(4)	113	35	223
BT Business	781	789	(1)	261	258	1	215	231	(7)
BT Consumer	1,127	1,056	7	202	225	(10)	53	105	(50)
BT Wholesale	520	529	(2)	127	125	2	63	60	5
Openreach	1,267	1,245	2	648	627	3	329	339	(3)
Other and intra-group items	(873)	(885)	1	(12)	(11)	(9)	(204)	(237)	14
Total	4,381	4,383	0	1,442	1,450	(1)	569	533	7

1 Before specific items
2 Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals
3 Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments

Notes:

1.
The commentary focuses on the trading results on an adjusted basis, which is a non-GAAP measure, being before specific items.  Unless otherwise stated, revenue, operating costs, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax, net finance expense, earnings per share (EPS) and normalised free cash flow are measured before specific items.  This is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group.  The directors believe that presentation of the group's results in this way is relevant to the understanding of the group's financial performance as specific items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence.  In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.  Specific items may not be comparable to similarly titled measures used by other companies.  Reported revenue, reported operating costs, reported EBITDA, reported operating profit, reported profit before tax, reported net finance expense, reported EPS and reported free cash flow are the equivalent unadjusted or statutory measures.

2.
Trends in underlying revenue, trends in underlying operating costs, and underlying EBITDA are non-GAAP measures which seek to reflect the underlying performance of the group that will contribute to long-term sustainable growth and as such exclude the impact of acquisitions and disposals, foreign exchange movements and any specific items.  We focus on the trends in underlying revenue and underlying operating costs excluding transit as transit traffic is low-margin and is significantly affected by reductions in mobile termination rates.

Enquiries

Press office:
Ross Cook                                                                                                           Tel: 020 7356 5369

Investor relations:
Damien Maltarp                                                                                                  Tel: 020 7356 4909

We will hold the second quarter and half year 2015/16 results presentation for analysts and investors at 9.00am today in London and a simultaneous webcast will be available at www.bt.com/results

We are scheduled to announce the third quarter results for 2015/16 on Friday 29 January 2016.

About BT

BT's purpose is to use the power of communications to make a better world.  It is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries.  Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services and converged fixed/mobile products and services.  BT consists principally of five customer-facing lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

For the year ended 31 March 2015, BT Group's reported revenue was £17,979m with reported profit before taxation of £2,645m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/7875D_-2015-10-28.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 29 October 2015